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                                 HARTFORD LIFE

ESTATE PROTECTION RIDER

We will pay the term insurance benefit upon receipt of due proof of the Last Surviving Insured's death while the policy and this rider were in force.

The amount of the term insurance benefit is shown on Page 3 of the policy.

RIDER COST

The first year cost for this rider is shown on Page 3 of the policy. The cost for the rider will automatically be deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount.

MISSTATEMENT OF AGE AND/OR SEX

If on the date of death of the Last Surviving Insured:

       (a)  the Issue Age of an Insured is understated; or

       (b) the sex of an insured is incorrectly stated such that it resulted in lower rider costs,

the term insurance benefit will be reduced to the Death Benefit that would have been provided by the last rider cost at the correct ages and/or sexes.

If on the date of death of the Last Surviving Insured:

       (a)  the Issue Age of an Insured is overstated; or

       (b) the sex of an Insured is incorrectly stated such that it resulted in higher rider costs,

the term insurance benefit will be adjusted by the return of all excess rider costs prior to the date of the Last Surviving Insured's death.

SUICIDE

If, within 2 years from the Date of Issue, either of the Insured's die by suicide while sane or insane, Our liability will be limited to the total cost of this rider.

INCONTESTABILITY

With regard to the life of each Insured, We cannot contest this rider after it has been in force, during the Insured's lifetime, for 2 years from its Date of Issue, except for nonpayment of the required cost of this rider.

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GENERAL PROVISIONS

This rider is part of the policy to which it is attached. Except where this rider provides otherwise, it is subject to all conditions and limitations of such policy.

This rider is issued in consideration of the application(s) [(a) copy(ies) of which is (are) attached] and payment of the required cost of this rider. The Date of Issue of this rider is the same as that of the policy unless a different date is shown on Page 3 of the policy. The Rider Date is the same as the Policy Date unless a different date is shown on Page 3 of the policy.

TERMINATION

To terminate this rider, notify Us In Writing. Termination will occur on the Monthly Activity Date following the date We receive the request. Otherwise, it will continue until the earliest of the following:

       (a)  when the policy terminates; or

       (b) three years and one day from the date of assignment of ownership of the policy; or

       (c)  on this rider's termination date shown on Page 3 of the policy.

Signed for HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

    /s/ Christine Hayer Repasy            /s/ Thomas M. Marra
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    CHRISTINE HAYER REPASY, SECRETARY     THOMAS M. MARRA, PRESIDENT